SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S REPORT

The management of Tele Leste Celular Participações S.A. - "TBE" , a company resulting from the joint venture between Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management's Report and the company's Financial Statements, together with the Independent Auditors and Audit Committee reports for fiscal year ended at December 31, 2004, in compliance with the provisions in the law and bylaws.

1. POLITICAL AND ECONOMIC ENVIRONMENT

2004 was marked by the strong growth in Brazil 's economy. Not only did preliminary projections point to an increase in GDP of around 5%, its best performance since 1994, but there was also rise in the levels of employment, consumption and industrial output. But despite the drop in the inflation rate as compared to the year before, it was higher than the goal targeted by the Brazilian Government, albeit still within the 2.5% margin of error established by National Monetary Council. The Consumer Price Index (IPCA) closed the year at 7.6%, as against the targeted 5.5%. In response to the pressure of inflation, Brazilian Central Bank created a very stringent monetary policy characterized by successive increases in the effective basic interest rate (SELIC) throughout the second half of the year, reverting the downward trend of the first half, to 17.74% at year's end, up 1.42 percentage points on the 2003 figure.

Main highlights on the international scenario were the devaluation of the US dollar against the Euro and main worldwide currencies, the record increase in oil prices, with a slight end-of-year drop, the reelection of the US president and the onset of the proclaimed escalation of US interest rates.

The US dollar rate fell 8% in relation to the Brazilian real to R$2.6544 to one US dollar, this being the second year this appreciation has occurred. The appreciation of the Real against the US dollar was due not only to the dollar devaluation on the international market, but also to the entry of new foreign investments into Brazil , and especially to a record surplus trade balance.

The foreign market continued to rate Brazil positively. Brazil 's risk dropped by almost 20% in the year, to 379 points, the lowest score since October 1997. The C-Bond closed the year at a trading value of 102% of its face value, and Global 40 at 119%.

Taking full advantage of the rekindling of the domestic economy and consolidation of mobile phone operators on the Brazilian market and consequent rising competition, the Brazilian mobile phone market grew by a significant 41.5%, boasting over 65.6 million customers.

THE WORLDWIDE MOBILE TELEPHONY BUSINESS

The world mobile telephony market expanded 18.6% and 20.3%, respectively in 2002 and 2003. Growth in 2004 is expected to be about the same, to the tune of 20%. Following the same trend of the year before, Nigeria , Russia and India are expected to be the markets posting the highest growth rates, 130%, 91% and 69%, respectively.

In 2004, worldwide mobile penetration is expected to reach 33%, up 5 percentage points on the 2003 figure. In third quarter 2004 worldwide mobile penetration was 32%, which is more than the 23% penetration registered by fixed telephones around the world. In some countries mobile penetration has exceeded 100%, such as in Sweden , Italy and Israel where mobile penetration has been a reported 108%, 106% and 105%, respectively.

THE MOBILE TELEPHONY BUSINESS IN BRAZIL

2004 registered a strong expansion in the Brazilian mobile business triggered principally by the strong competition pressure among operators, which broke down the barriers to new services and toppled service prices. The year closed with a total 65.6 million lines, reporting 41.5% growth in the year.

Expectations point to a slight slowdown in the growth of the mobile business in 2005, due mainly to the already high mobile penetration and operator concern in stepping up business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 40.5% market share at the end of the year.

Net additions in 2004 totaled 19.2 million, up 67% on net additions registered in 2003. The last quarter of the year reported the highest volume of net additions in the year, totaling 7.4 million new lines, up 35% from the last quarter in 2003.

Due to the mobile industry's strong growth in 2004, mobile penetration reached 36.6%, which is higher than in 2003 by 10 percentage points. Consequently, mobile penetration was 14 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2004.

Data services usage also rose in Brazil in 2004. Revenues produced in Brazil from data transmission accounted for 2% of ARPU in third quarter 2003, but had climbed to 4% in third quarter 2004. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2005. This growth may be spurred by the diversity of solutions and service applications provided by mobile phone access to data.

REGULATORY ENVIRONMENT

No significant changes occurred in the regulatory environment in 2004 other than the alteration in the negotiating system of the SMP operator network usage value (VU-M), introduced in July 2004.

In addition, in order to enhance competition among companies that exploit telecommunications services and promote the diversification of quality services at reasonable prices to the public , ANATEL, the Brazilian Telecommunications Authority, took steps to fix interconnection rates and the prices of products offered based on the cost model. One of the steps taken by ANATEL in June and July 2004 was to submit proposed changes in the regulations governing interconnections, account separation and allocation and industrial dedicated line exploitation to "public consultation " . The deadline for accepting suggestions was October 18, 2004, and the company sent a broad range of discussions on the proposals submitted by ANATEL.

2. MARKETING STRATEGY

The company's strategy in 2004 was buttressed on two fundamental principles:

•  To maintain its market leadership;

•  To grow while striving for profitability with a view to a maximization of EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy that aimed at:

•  Maintaining VIVO's lead position in product and service quality and coverage, and an ongoing focus on capturing new customers and securing high-value customer loyalty;

•  Reducing the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions especially targeted at the corporate, youth and high-potential customer segments, which are continually being targeted by our rivals;

•  Introducing innovative products and services nationwide and worldwide in order to leverage its institutional image and cause VIVO to become the best known brand on the domestic mobile telecommunications market;

•  Implementing actions that encourage use of services through publicity and promotional campaigns, particularly those aimed at prepaid card recharging.

•  Streamlining the structure and enhancing the quality of call center and local store customer services; and

•  Exploiting its competitive edge in coverage by reinforcing actions such as CDMA technology innovation, and adoption of CDMA 1xRTT in several capital cities and municipalities within its geographical operations area.

PLANS AND CAMPAIGNS

The company developed a strong customer capturing policy based on aggressive mass-oriented promotions and actions targeting specific business segments. Most promotions sought to lure prepaid and postpaid plan customers through combined efforts that stimulate intranet traffic, data services usage, selective handset price rebates (postpaid plan promotions offering rebates pegged to service plan value) and a choice of favorite numbers at discount rates.

During the course of the year several incentives were created to pitch battle against the competition and increase VIVO's market share, the most relevant among which were " Seja Vivo Agora " (Be VIVO Now) and " Mude pra Vivo " (Change to VIVO), in which progressive discounts on handsets were offered to rival company postpaid plan subscribers.

Simultaneously with the acquisition campaigns, VIVO worked on price perception of the market in general and also of its customer base. There was a complete re-positioning of the plan portfolio in view of new players arriving in its area of operations, which offered tariff discounts and aggressive subsidies as a key sales leverage.

2004 started off with a summer promotion entitled " Seu VIVO Pode Sair de Graça " (You could get your VIVO for free), whose underlying concept was a handset that would be free since its cost would be refunded in the form of on-Net free-call bonus. In March, the campaign " Te considero Pra Caramba " (I really dig you) proposed to create an on-Net calling habit by offering a free-call bonus and special rates, and stepped up use of SMS, MMS and voice mail services (with a strong impact on the youth segment).

In May, the promotion " Dia das Mães VIVO " (Mother's Day VIVO) was designed to create a customer habit of making daily cell phone calls (daily free-call bonus), including to fixed phones in order to stimulate incoming traffic. The company also launched a postpaid minute plan, "Atração Irresistível" (Irresistible Attraction), in May designed to attract and capture the loyalty of high-value customers that had been targeted by the competition throughout the year. In mid-June, we kicked off the campaign " Te quero muito " (I want you so much) in an attempt to encourage intranet calls, in line with the "VIVO Community" concept.

As from July, several promotions offering escalating handset rebates pegged to postpaid minute plans (Consumer Dream Promotion) were launched resulting in the acquisition of high-potential customers. This segment was leveraged as a result of the launching of a new portfolio of postpaid plans. "VIVO Família" (VIVO Family), launched in July, allows users to share minute-plan and include family dependents, many of which had previously been prepaid plan subscribers. The purpose of this campaign was to take advantage of opportunities offered by the customer base, foster the community concept and capture high-value customer loyalty.

In the prepaid business, we kicked off "VIVO Boa Hora " (VIVO Good Time) in August, a plan which provides better rates in periods in which the customers use the phone more often, and also allows customers to choose a day in the week when they can call at reduced rates and also to select five favorite numbers they can call at reduced rates.

Father's Day was also celebrated with a promotion " Dia dos Pais " featuring several draws, including of a car and on-Net free-call bonuses, as well as the offer of services such as SMS, MMS and voice mail. In September, we launched the "500 minutes for R$1" campaign (every month for one year) mainly targeting postpaid subscribers, to buttress the launching of the "family plan".

In October was when we decided to support the launching of the " VIVO Boa Hora " and its attributes with a "Five Mates" campaign (local calls with a 50% abatement). In November a customer acquisition campaign was organized featuring special discounts for service-compatible handsets to urge use of this service kicked off the "Vivo Encontra" (VIVO Locates) location service. The target public of this action was A/B classes (young adult and high potential user segments). Also in November VIVO made a special long-distance call offer to postpaid subscribers in partnership with Telefônica. This promotion enabled customers subscribing to postpaid plans or exchanging their handsets for new ones to make VIVO-to-VIVO long distance calls at local rates for one year.

The last campaign of the year was " Natal VIVO " (Christmas VIVO), which worked on price perception and the VIVO Community concept (reduced two-way rate and free-call bonus to be given as gifts to VIVO friends), and encouraged on-Net calls (bonus). The Christmas campaign was boosted due to the launching of two other plans, " VIVO Pós Turbinado " (Boosted Post VIVO), a mass market oriented minute plan, and " VIVO Pós Top " (Top Post VIVO), in which handsets were provided at escalating discounts according to the plans elected by high-value customers, with the "additional 500-minutes for R$1.00" promotion included.

In 2004, VIVO centered its efforts on establishing and enhancing its technological competitive edge by launching innovative services. Its portfolio of personal and corporate solutions has expanded significantly. Two of these programs were exclusive worldwide launchings: the alternative reality game "VIVO in Action" and "VIVO Agenda" service.

VIVO in Action: This was the first multimedia alternative reality game (ARG) to be organized on a worldwide scale and lasted 50 days. Some 1.5 million subscribers took part in the game as detectives searching for stolen cell prototypes. To find the clues, subscribers accessed VIVO services such as Portal de Voz, Chat Wap, Cupido SMS and Quiz SMS , as well as the Internet and e-mails.

VIVO Agenda: Enables customers to save their phone book entries with a VIVO server. Thus, if their handsets are lost, stolen or changed they can retrieve the information. Users can also add, exclude or alter phone book entries via the VIVO site and opt for automatic or manual synchronization. The first allows users to configure phone book synchronization intervals without their interference and the other provides for programmed phone book synchronization. Information inputted to the VIVO Agenda are encrypted so that only owners have access to it.

VIVO Encontra: Provides high precision locating services through combined use of GPS satellites and VIVO's CDMA 1x network cell stations. This solution comprises three optional services: a) VIVO Localiza ( VIVO Locates ) - which provides the exact location of any user on a map, provided the user authorizes the search; b) VIVO Aqui Perto (VIVO Nearby) - which enables subscribers to locate commercial establishments such as bars, restaurants and movie theaters that are shown on the map. The search can be made by category, name, address or how near the user is to the desired establishment; c) VIVO Onde Estou? (VIVO Where am I) - which locates the user's own handset, giving the street, number, district and city where the handset is located and a map.

Olho VIVO: Provides real time image viewing from certain user-selected web cams. This was the first time videostreaming was applied in Latin America .

VIVO Zap 3G: A step up from the ZAP service, this service provides broadband Internet access. It was initially launched in São Paulo , Rio de Janeiro and Curitiba , where the first network sections having EV-DO (Evolution-Data Optimized) technology are located, and provides data transmission at a speed of 2.4 Megabits per second in laptops or PDAs.

VIVO Avisa ( VIVO Informs ) : This service provides call identification if their phones were disconnected, as well as number of attempted calls, call dates and times.

Mobile Booking & Check-In: This is a service that enables customers to purchase air tickets and check in for Gol Linhas Aéreas from their cell phones.

CORPORATE SERVICES

The principal new services added in 2004 to the portfolio of applications catering especially to corporate customer needs were the following:

VIVO Direto (VIVO Direct) : A quick connection service over the cell phone that is similar to radio communications, but has the benefit of a wider coverage, better prices and enhanced voice and signal quality.

VIVO Ordens de Serviço ( VIVO Service Orders) : This is the company's permanent means of contact with its field team members and of sending, updating and following up on service orders.

VIVO Entregas (VIVO Delivery) : Designed to automate ordering, sending, updating and management processes at companies engaged in delivery services. It provides delivery routes and enables the company to follow up on deliveries, change routes and issue new orders.

VIVO Segurança (VIVO Security) : A similar service to Olho VIVO but aimed at providing better corporate security, it shows the security video images on cell phones.

VIVO Vendas (VIVO Sales) : A service whereby salesmen transmit orders to companies from outside company premises, as well as consult information on customers, products, inventory, etc., from mobile devices such as PDAs.

VIVO Pesquisa (VIVO Research) : Enables researchers to automate data collection and processing and to follow up on results on line.

3. BUSINESS PERFORMANCE

Tele Leste Celular Participações S.A. is the holding company that controls 100% of Telebahia Celular S.A. and Telergipe Celular S.A., both authorized to provide personal mobile services within their respective areas of coverage. Telebahia Celular S.A. operates in the State of Bahia and Telergipe Celular S.A. in the State of Sergipe .

OPERATING PERFORMANCE

At the closing of 2004, TBE reported a 17.2% increase in its customer base, totaling 1,320 thousand customers, with market share of 42.3%, thus proving the effectiveness of its strategy, which was to invest in coverage, innovation, service quality with a view to guaranteeing customers' high cost-benefit ratio in a market marked by high competition.

The figures below show TBE's operating performance:

The ARPU (average revenue per user) posted in 2004 of R$29.1 was lower than that registered in 2003 due to the expansion of the total customer base and increase in prepaid customers to total customer base ratio (MIX), as well as a drop in MoU (average monthly minutes of usage per subscriber), which reported 88.9.

SAC (subscriber acquisition cost) climbed to R$123.3 in 2004, the increase in relation to 2003 having been due to stronger competition and customized campaigns targeting postpaid subscribers. It is important to mention that in the fourth quarter of the year, the company registered an increase in the "entry barrier".

The registered penetration level in 2004 was 20.2%, indicating that there is still room for market growth.

INFRASTRUCTURE - NETWORK

Great progress was made in 1xRTT technology coverage in 2004. This technology was made available in 129 municipalities of TBE's operations area, in the States of Bahia and Sergipe, such as Feira de Santana, Ilhéus, Itabuna, Juazeiro, Mata de São João, Vitória da Conquista, Aracajú, Nossa Senhora do Socorro, and others.

On December 31, 2004, TBE's mobile phone network, which operates on CDMA and 1xRTT digital technology and analog technology, covered 31.3% of the municipalities, or 67.9% of the population in its geographical area. Its network included 10 switch centers, 537 cell stations and 7 pieces of other equipment.

DISTRIBUTION NETWORK

On December 31, 2004 TBE owned 25 purchase points in Bahia , in addition to an efficient network of authorized dealers, both exclusive and nonexclusive, comprised of around 381 storefronts that can handle sales of services and handsets.

Its own stores and points of purchase represent 6% of TBE's total capillarity, and its authorized dealers, made up of retailers and wholesalers, account for the remaining 94%. Authorized dealers that work exclusively for TBE make up 55% of the points of purchase.

There are over 8,000 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops, sundry physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also made by a number of banks. The advantage in this type of recharging lies in the fact that it is easier and more convenient, with less cost to the company.

ROAMING

The launching of " Vivo no Mundo VIP " (VIVO in a VIP World) benefited customers that frequently flew to Europe and had to borrow (free of charge) a kit with a mobile phone based on a different technology on every trip. As subscribers to " Vivo no Mundo VIP ", these customers were given a kit to keep permanently for their trips to Europe or other countries with mobile operations based exclusively on GSM technology.

To provide roaming in Europe , VIVO offers a new set of rates that are lower and simpler than those of the competition.

To provide roaming in the US, VIVO entered into a new roaming agreement with US operator Verizon Wireless (the world's leading CDMA operator) according to which VIVO offers a new set of rates for US roaming that are far lower and simpler that those of its rival companies.

Today, any VIVO subscriber may use his or her own handset in the United States , Canada , Mexico , Porto Rico, Dominican Republic , Chile , Peru , Argentina , Uruguay , China and South Korea , an amenity that is made available to them in more than 2,500 cities. Subscribers also have access to over 100 countries in which mobile telephony is based on GSM technology (Global System for Mobile ), and although they require a different handset, the phone number continues the same and the GSM handset just becomes an extension of their own cell phones.

For domestic roaming, VIVO extended its roaming agreements with companies that operate in other Brazilian states to provide customers with nationwide coverage.

INFORMATION SYSTEMS

In 2004, Information Systems focused on projects aimed at reinforcing information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse , accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new data processing center, where the new systems are installed and some of the as yet unconsolidated applications will be migrating to, and is now located in a modern, safe and efficient technological environment.

QUALITY PROGRAM

One of the strategic goals established by the company was to implement a process management system that would be awarded ISO 9001:2000 certification. The model we implemented features the following:

•  A process management base that uses the ISO 9001:2000 benchmark with a stress on performance measurement.

•  Development of a corporate culture that drives for process improvement as a means of increasing customer satisfaction.

•  Skills upgrading of more than 13% of the employees through courses such as Quality Coordinator, Internal Quality Auditor and Problem Analysis and Solution Method.

Our quality policy is in keeping with our mission statement, and serves as a guideline for initiatives related to quality program, process and improvement management. As put by the CEO, its content is the main focal point for all collaborators: " To satisfy and capture the loyalty of customers through the quality and innovation of products and services offered by dedicated and skilled professionals. To maintain a leadership position with increasing profitability, while generating shareholder value and driving for an ongoing improvement in processes and results. To strengthen the image of a company that contributes towards the development of society."

On November 30, 2004, the company was recommended by BVQI - Bureau Veritas Quality Internationa l - for ISO 9001:2000 certification, and is certified by Brazilian INMETRO and internationally by UKAS in England for "planning; product and service development and mobile communications customer services, involving: customer capturing and service; revenue management; network implementation, management and maintenance, finance, budget and management control".

Quality management adopted a system whereby it undergoes internal and external quality audits every six months.

In addition, we also managed to retain the quality certification for the collection, consolidation and sending of personal communications services quality indicators (PGMQ SMP) we were awarded in August 2003 by BVQI - Bureau Veritas Quality International . This certificate complies with the requirements for migration to Personal Communications Service (SMP), the basic guidelines of which are found in the Regulations on Personal Communications Service Quality Indicators provided for under the Anatel Resolution .

4. CUSTOMER SERVICES

Generally speaking, 2004 was marked by increasing competition on the mobile telephony market, which was felt by the customer services department due to the significant increase in the number of calls made to the call centers as a result of intensified promotions and actions designed to capture customer loyalty, retention and profitability. In 2004 the average monthly number of calls made to the TBE customer relations center was 2 million.

To meet this growing demand, the company created new forms of optimizing services. The URA (voice answering unit), which was implemented to provide information on prepaid plan credits and balances, received an average 5 million inquiries every month, with a 100% electronic retention rate. The promotional URA was introduced in 2004, having registered 924 thousand calls in December, when demand was very high.

As part of its strategy to standardize VIVO operators' customer relations, 100% of our customer services was outsourced, although we still have full control and manage these service so as to ensure the quality of services provided around the clock by call centers.

The National VIVO Portal on the Internet, which was created in 2004, received an average 109 thousand visitors a month at the TBE page, lending greater agility and facility to customer relations with VIVO.

In 2004, VIVO's customer services were a mark of distinction because of the prizes this department was awarded: "Best Internet System" and "Best Own and Outsourced Active/Receiving Call Center Operation" by the Brazilian Telemarketing Association (ABT); B2B Quality Standard by B2B magazine; "Modern Consumer Prize for Customer Service Excellence" by Revista Consumidor Moderno .

To measure its customers' level of satisfaction with VIVO's customer services, the company hired a specialized company, Indicator GFK, to conduct a broad study on the company, with the result that TBE scored 8.2, which is more than the average 7.98 points registered by the mobile telephony market.

5. ECONOMIC AND FINANCIAL PERFORMANCE

ECONOMIC AND FINANCIAL PERFORMANCE

The financial statements for December 31, 2003 were reclassified, as applicable, for comparison purposes:

In R$ million	2004	2003	Var.(%)
Net Operating Revenue	487.0	441.3	10.4%
Operating Costs and Expenses	488.0	453.7	7.6%
EBITDA	109.1	127.4	-14.4%
Loss for the Current Year	(34.2)	(42.7)	-19.9%
Loans and Financing	314.1	222.2	41.4%

OPERATING REVENUE

The net operating revenue of Tele Leste Celular was R$487.0 million in 2004, against R$441.3 million in 2003, thus recording a 10.4% increase as a result of the 17.2% growth in the total customer base and increased usage of telecommunication services.

The net operating revenue from services increased by 7.6% in 2004 in relation to 2003, from R$397.9 million to R$428.0 million, although being still impacted by the SMP (Bill and Keep and CSP) effect. The increase was due to the growth in the average customer base and in the usage of higher value-added services (including data), partially offset by the change in the customers "MIX", with increased market share of prepaid customers.

The net operating revenue from sales of products increased by 35.6% in 2004 in relation to 2003, from R$43.5 million to R$59.0 million, due to the Company's intense commercial activity.

OPERATING COSTS AND EXPENSES

The operating costs increased by 7.6%, totaling R$488.0 million in 2004, in relation to 2003, which was due, mainly, to the increase in the commercial expenses and in the cost of products sold, respectively as a result of intensified competition activity, increase in the volume of handsets sold and termination of the depreciation period of analogic equipment.

EBITDA

TBE's EBITDA was R$109.1 million in 2004, the equivalent to 22.4% on the total net operating revenue. In relation to 2003, when the EBITDA was R$127.4 million, there was a reduction of 14.3%, which resulted from the increase in the cost of third parties' services related to marketing of services, due to the competitive environment (4 operators ).

EBITDA is calculated as follows:

R$ thousand

Operating loss (*)	(25,680)
Financial income (*)	24,664
Depreciation and amortization (**)	110,151
109,135

(*) See statement of loss.
(**) See statement of changes in financial position.

INCOME FOR THE FISCAL YEAR

In 2004, the Company applied its efforts towards reducing costs and increasing revenue, the key factors that answered for the reduction in the company's loss by 19.97%, from R$42.7 million in 2003 to R$34.2 million in 2004.

VALUE ADDED STATEMENT

Fiscal year ended as of December 31, 2004

	CONSOLIDATED	
1. REVENUE	612.8	
2. OUTSOURCED RAW MATERIALS	(290.9)	
3. GROSS VALUE ADDED (1-2)	321.9	
4. WITHHOLDINGS		
Depreciation and Amortization	(110.1)	
5. NET VALUE ADDED PRODUCED (3-4)	211.8	
6. VALUE ADDED RECEIVED BY TRANSFER		
Financial Revenue	34.0	
7. TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	245.8	
VALUE ADDED DISTRIBUTION		
. Labor, payroll charges and benefits (-INSS)	30.3	12.3%
. Taxes, charges and contributions (+INSS)	175.3	71.3%
. Interests and rentals	74.5	30.3%
. Losses - shortage	(34.2)	(13.9%)

LOANS AND FINANCING

By the end of 2004, the Company's debt was R$314.1 million, which is 100% denominated in foreign currency and protected by hedge transactions, while in the end of 2003 the debt recorded R$222.2 million. The increase in the Company's debt was mainly due to the reduced generation of operating cash and the increase in investments.

The indebtedness recorded on December 31, 2004 was offset by cash and financial investments (R$86.6 million) and by derivative assets and liabilities (R$29.7 million in net liabilities), resulting in a net debt of R$257.2 million.

6. INVESTMENTS - CAPEX (CAPITAL EXPENDITURES)

The Company continued with its investment program related to projects for improvement and expansion of the capacity of services rendered, evolution and expansion of the covered area of 1XRTT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), and development of new data transmission services, recording a total investment of R$103.5 million.

7. CAPITAL MARKET

The São Paulo Stock Exchange index - Ibovespa posted 26,196 points at the year end. In 2004, the Ibovespa increased by 17.8%, while the Dow Jones Industrial Average (DJIA) increased by 3.2%. The average daily volume of transactions traded at São Paulo Stock Exchange - Bovespa in 2004 was R$1,221.3 million, recording a 49.3% increase in relation to 2003.

Tele Leste Celular shares are traded at São Paulo Stock Exchange - BOVESPA under the codes TLCP3 (common shares - ON) and TLCP4 (preferred shares - PN) and at New York Stock Exchange - NYSE under the code TBE (ADRs).

In 2004, renegotiation of Tele Leste Celular shares in São Paulo State Stock Exchange - BOVESPA recorded an average daily amount of R$85.3 thousand for common shares and R$2.1 million for preferred shares. On December 30, 2004, the market value of registered common shares and registered preferred shares was, respectively, R$0.53 and R$0.64 per lot of one thousand shares.

At New York Stock Exchange - NYSE, the ADRs (American Depositary Receipts) were traded at the year end for the price of US$12.15, recording a total trading volume of 1,614,856 outstanding ADRs. A total of 3.04 million ADRs were traded in 2004, representing an average amount of US$42.7 million.

Per thousand shares	2004	2003
Loss	(0.0703)	(0.0870)
Equity Value	0.78	0.84
ADR Prices in US$ (1:50.000 PN)	12.15	13.87
Preferred Shares Prices*	0.64	0.81
Common Shares Prices*	0.53	0.83

(*) Closing price in the last trading session of the year at Bovespa.

As a result of the loss for the year and of the absence of retained profits, no resolution has been made for distribution of dividends based on the company's income as of 12.31.2004, in conformity with the Company's Articles of Incorporation.

The Company's Capital Stock in December 2004 was R$306,375,313.72, represented by 167,232,478,151 common shares and 313,436,994,532 preferred shares .

PUBLIC OFFERING OF SHARES

The Voluntary Public Offering of Shares (OPA) for acquisition of TBE's common shares (ON) and preferred shares (PN) by Brasilcel was completed on October 08, 2004. The number of shares offered in the OPA auction exceeded the maximum number to be acquired by Brasilcel (16,723,247,000 ON shares and 92,499,407,000 PN shares). In consideration of this fact, each shareholder who adhered to the OPA received, by reason of the apportionment, for each share being offered, 0.3403 common shares and 0.4250 preferred shares issued by TBE acquired by Brasilcel. After the OPA, Brasilcel and the parties affiliated thereto, either directly or indirectly, held 68.65% of all the common shares and 40.94% of all the preferred shares of TBE, representing 50.58% interest in the capital stock of TLE.

OWNERSHIP STRUCTURE

PORTUGAL TELECOM SGPS S.A.
Q 0.01%
Q 100%
TELEFÓNICA MÓVILES S.A.
PT MÓVEIS SGPS S.A.
Q 50.00%
Q 49.99%
BRASILCEL, NV
Q = % Quote
ON = % Common Shares
PN = % Preferred Shares
T = % Total
Q 100%
Q 99.99%
Q 99.99%
SUDESTECEL PART. S.A.
TAGILO PART. LTDA.
AVISTA PART. LTDA
ON 54.08%
PN 5.01%
T 22.08%
ON 1.43%
PN 2.93%
T 2.41%
ON 10.00%
PN 29.51%
T 22.72%
ON 3.15%
PN 3.49%
T 3.37%
TELE LESTE CELULAR PART. S.A.
ON 100%
PN n/a
T 100%
ON 100%
PN n/a
T 100%
TELERGIPE CELULAR S.A.
TELEBAHIA CELULAR S.A.

8. CORPORATE GOVERNANCE

INVESTOR RELATIONS

TBE has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company's operations, meetings were conducted along year 2004 with analysts and investors, as well as several events have been accomplished. TBE keeps information and communication channels available by telephone, e-mail and website ( www.vivo.com.br/ri ), which was reformulated, containing updated information about the company's operations.

SARBANES-OXLEY

This law applies to companies that trade securities on the US market. To this effect, the Company has been taking the necessary actions in order to comply with its requirements.

CODE OF ETHICS

Upon adopting the Code of Ethics for Financial Officers, the Company aims at enforcing the compliance with laws, regulations and other applicable rules, on an honest, accurate and ethical basis. Said code applies only to the Executive Vice-President of Finance, Planning and Control, the Chief Financial Officer, the Accounting Officer, the Controller, and/or persons exercising similar duties in the Company (collectively referred to as "Financial Officers").

POLICY FOR DISCLOSURE OF RELEVANT ACT OR FACT AND DISCLOSURE COMMITTEE

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TBE in compliance with article 16 of CVM Instruction No. 358, dated January 3, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions No. 358/02 and No. 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

AUDIT AND CONTROL COMMITTEE

The Audit and Control Committee is a collegiate body, subordinated to the Board of Directors of the Company, made up of four of its effective members and being governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

BOARD OF DIRECTORS

The Board of Directors of TBE is made up of 10 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and one of its members is an independent director.

STATUTORY AUDIT COUNCIL

The Statutory Audit Council comprises five members elected by the General Meeting of Shareholders for a one-year term of office.

The Statutory Audit Council has a permanent nature and holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

EXECUTIVE OFFICERS' COMMITTEE

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for three (3)-year terms of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9. RESEARCH AND DEVELOPMENT

VIVO has entered into agreements with the CEFET-RS university and with the Federal University of Rio Grande do Sul State - UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company's technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, Research and Development Center , for evaluation and studies of new technologies.

10. HUMAN RESOURCES

The company believes that personal realization is the basis for the development of its strategies and for achieving differentiated results.

As a result of a co-participation process, which involved all the leaderships, the company managed to conclude the review of its Corporate Guidelines in August 2004.

TALENT ATTRACTION AND RETENTION

Marked by a significant attraction appeal, the Company is holding its 3rd Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talents, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competences, programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups - Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$50 million in 2004, for all the companies operating under "VIVO" brand, for fiscal year 2003.

PROFESSIONAL QUALIFICATION AND DEVELOPMENT

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$6.5 million having been invested by all VIVO companies in 2004. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

IN-COMPANY ENVIRONMENT

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions. Due to the diversity of workers, the company focused its efforts on finding a "North" for the communication, based on carefully and specially prepared diagnosis.

Actions towards reinforcing corporate culture are designed to consolidate the company's image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different hierarchic levels.

Essential for establishing a good internal environment, health and life quality have continued to deserve special attention, since the company believes that its workers' welfare is a critical factor for the company's success, for which reason investments are effected with the purpose of making all employees aware of prevention practices. The company's health management policy was awarded the "ADVB 2004 TOP RH" prize, thus evidencing the effectiveness of said policy with the company's workers and their families, not only due to the quality of the health plans made available to the workers but also to the assistance based on pro-activity and personal care through preventive actions and campaigns.

Workers are also asked to answer questions in connection with a climate research, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as an advance in the purpose of joint work between the top management and the labor staff in the search for excellence and leadership.

LABOR STAFF

The total labor count in the end of 2004 was 376, against 385 in December 2003, representing a 2.4% reduction, without, however, loosing quality.

The distribution per activity is as follows:

Area of Activity	2004	2003	% var.
Technical and Operations	101	100	1.0%
Marketing and Sales	130	122	6.6%
Customer Assistance	79	84	(6.0%)
Financial and Administrative Support	66	79	(16.5%)
TOTAL	376	385	(2.3%)

Adhesion to the Private Pension Plans represented 89.4% of the total labor count, which means 336 workers.

11. SOCIAL RESPONSIBILITY

VIVO Institute is an association made up by VIVO operators. Having succeeded to the projects that were developed through former Telefônica Foundation's Instituto Brasil Digital, VIVO Institute was born in July, 2004, with the purpose of being aligned with and extend VIVO's social responsibility work to all the States in which the company operates.

After VIVO Institute was created, the focus of VIVO's actions in the social area was redefined; as a result, education and environment became priority areas. Today, there are some 50 projects in progress and more than 200 thousand people directly assisted by them.

2004 SUMMARY

•  Launching of VIVO Institute.

•  Publication of the first VIVO Corporate Responsibility Report (in a summary version, distributed to all VIVO workers).

•  About 40 projects have been supported and more than 200 thousand people assisted. Among them, the following are worthy of mention: SuperAção Jovem (Young Super Action) in partnership with Ayrton Senna Institute (SP, SC, PA, MS and DF); Pastoral da Criança (Children's Pastoral Program) (MA, PA, GO, RO, AM, TO, MT and MS) ; Eco-Vídeo Biblioteca (Eco-Video Library) (GO); Cooperativa de Mulheres Costureiras de São Bartolomeu (Co-operative society of sewing women of São Bartolomeu) (BA); Acelera Goiás (Speed-up Goiás), Acelera Tocantins (Speed-up Tocantins) and Se Liga Tocantins (Wake-up Tocantins), all of them in partnership with Ayrton Senna Institute; Banco da Providência (Providence Bank) (RJ); Projeto Água Viva (Live Water Project) (RJ); Jovens Talentos (Young Talent) (ES), Projeto de Esporte na Ilha Criança (Sports Program in Children's Island) (SC) and Projeto Guri (Guri Project) (SP).

•  Launching of VIVO Voluntary Program, with its action focused on visual deficiency and performance of Vaccination, Clothing, Children's Day and Christmas campaigns.

•  Support and participation of VIVO Institute in the industry events, among them the 10th National Forum of Entrepreneurial Citizenship (RJ), Environment Quality Symposium (RS), II Environment Education Exhibition and Workshop (PR), Unesco 2004 Prize (DF); II Companies' Social Responsibility Workshop (MS); I Social Responsibility Workshop (RJ).

12. PRIZES

The Company was awarded the following prizes in 2004:

•  Modern Consumer Prize 2004 - VIVO was awarded a prize for the quality of its customer assistance in the cellular telephone industry.

•  Top of Marketing ADVB 2004 - VIVO was awarded prizes for 4 success "cases" ( São Paulo Fashion Week , VIVO Open Air , Recarga Premiada (Rewarded Reload) and VIVO ao VIVO (Live VIVO) by ADVB.

•  Top of Mind 2004 Prize - VIVO is the mostly remembered brand in its branch of activity pursuant to Folha de São Paulo newspaper.

•  August 2004 Reliable Brands Prize - VIVO was elected the most reliable brand in the cellular phone industry by the readers of Seleções magazine.

13. DISCLOSURE OF INFORMATION ON NON-INDEPENDENT AUDIT SERVICES

The policy of Tele Leste Celular Participações S.A. towards its independent auditors as regards respect to the rendering of services not related to external audit is substantiated on principles that protect auditor's independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In compliance with CVM Instruction no. 381/03, the company's Management informs that our independent auditor - Deloitte Touche Tohmatsu Auditores Independentes S/C - did not provide any services in fiscal year 2004 other than independent audit to Tele Leste Celular Participações S.A. and its controlled companies.

POLICIES AND PROCEDURES

The Company's and its controlled companies' policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14. OUTLOOKS AND FUTURE PLANS

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2005 will keep the upward trend of growth started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed by far the average growth of the economy. A strong competition scenario is expected for 2005, as a consequence of consolidation of the current competitors, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies and customer retention and fidelity campaigns and actions.

Within this context, the Company intends to keep a leadership position on the Brazilian market, stimulating its growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the strong competition effects through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed all our customers' expectations.

15. ACKNOWLEDGMENTS

The management of Tele Leste Celular Participações S.A. wish to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

Tele Leste Celular Participações S.A.

Salvador - BA

1. We have audited the accompanying individual (holding company) and consolidated balance sheets of Tele Leste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the related statements of loss, changes in shareholders' equity (holding company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3  In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Tele Leste Celular Participações S.A. and its subsidiaries as of December 31, 2004 and 2003, the results of their operations, the changes in shareholders' equity (holding company) and the changes in financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4  The additional information for the years ended December 31, 2004 and 2003 in respect to the statements of cash flows are presented to allow additional analyses and are not required as a part of the basic financial statements. We have audited such information according to the auditing procedures mentioned in paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements taken as a whole.

5  The accompanying financial statements are an adaptation and a translation of the financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil .

São Paulo , February 16, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT ASSETS
Cash and cash equivalents	47	158	86,606	59,427
Trade accounts receivable, net	-	-	127,748	104,355
Inventory	-	-	53,754	12,934
Advances to suppliers	-	-	552	395
Deferred and recoverable taxes	480	525	42,266	18,586
Prepaid expenses	-	-	8,347	6,737
Derivatives	-	-	443	1,888
Other current assets	2,963	117	12,211	14,909
	3,490	800	331,927	219,231

NONCURRENT ASSETS
Deferred and recoverable taxes	11,836	10,819	211,449	202,105
Derivatives	-	-	6,516	16,274
Prepaid expenses	-	-	1,789	1,795
Other noncurrent assets	-	-	12,988	3,150
	11,836	10,819	232,742	223,324

PERMANENT ASSETS
Investments	364,333	392,841	-	-
Property, plant and equipment, net	-	-	389,685	392,616
Deferred assets, net	-	-	625	625
	364,333	392,841	390,310	393,241

TOTAL ASSETS	379,659	404,460	954,979	835,796

LIABILITIES	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT LIABILITIES
Payroll and related accruals	122	16	6,305	2,666
Suppliers and trade accounts payable	391	250	172,195	145,710
Taxes payable	181	171	19,501	16,069
Loans and financing	3,924	-	52,319	68,582
Interest on shareholders' equity and dividends	478	489	478	489
Provision for contingencies	-	-	8,017	5,607
Derivatives	-	-	15,327	18,400
Other liabilities	2	2,247	11,092	11,869
	5,098	3,173	285,234	269,392

LONG-TERM LIABILITIES
Loans and financing	-	-	261,769	153,655
Provision for contingencies	-	-	6,816	5,920
Derivatives	-	-	21,323	5,272
Other liabilities	-	-	5,276	270
	-	-	295,184	165,117

SHAREHOLDERS' EQUITY
Capital stock	306,375	305,396	306,375	305,396
Treasury stock	(35)	(35)	(35)	(35)
Capital reserves	126,909	124,344	126,909	124,344
Accumulated deficit	(58,725)	(28,455)	(58,725)	(28,455)
	374,524	401,250	374,524	401,250

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES	379,659	404,460	954,979	835,796

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, except loss per thousand share)

	Holding Company		Consolidated
	2004	2003	2004	2003

GROSS OPERATING REVENUE
Telecommunications services	-	-	554,139	513,861
Sales of goods	-	-	155,408	106,441
	-	-	709,547	620,302
DEDUCTIONS FROM GROSS REVENUE	-	-	(222,527)	(179,035)

NET OPERATING REVENUE	-	-	487,020	441,267
Cost of services rendered	-	-	(162,821)	(193,346)
Cost of goods sold	-	-	(119,346)	(62,913)

GROSS PROFIT	-	-	204,853	185,008

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(147,104)	(145,010)
General and administrative expenses	(2,524)	(3,014)	(57,861)	(49,335)
Other operating expenses	(1)	(2)	(8,964)	(10,183)
Other operating income	11	-	8,060	7,051
Equity pick-up	(29,162)	(41,768)	-	-
	(31,676)	(44,784)	(205,869)	(197,477)

OPERATING LOSS BEFORE FINANCIAL EXPENSES	(31,676)	(44,784)	(1,016)	(12,469)
Financial expenses	(616)	(50)	(58,681)	(111,869)
Financial income	2,022	3,199	34,017	81,583

OPERATING LOSS	(30,270)	(41,635)	(25,680)	(42,755)
Nonoperating income (expenses), net	-	-	(1,942)	(661)

LOSS BEFORE TAXES	(30,270)	(41,635)	(27,622)	(43,416)
Income and social contribution taxes	-	(91)	(6,619)	754

LOSS IN THE YEAR	(30,270)	(41,726)	(34,241)	(42,662)

LOSS PER THOUSAND SHARES - R$	(0.0630)	(0.0870)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

			Capital reserves		Surplus reserve
						Reserve for		Total
	Capital stock	Treasury	Goodwill	Reserve for	Statutory	expansion and	Accumulated	shareholders'
	paid up	stock	reserve	tax incentives	reserve	modernization	deficit	equity

BALANCES AT DECEMBER 31, 2002	305,396	-	124,344	57	6,792	6,422	-	443,011

Treasury stock	-	(35)	-	-	-	-	-	(35)
Loss in the year	-	-	-	-	-	-	(41,726)	(41,726)
Reversal of reserves	-	-	-	(57)	(6,792)	(6,422)	13,271	-

BALANCES AT DECEMBER 31, 2003	305,396	(35)	124,344	-	-	-	(28,455)	401,250

Capital increase	979	-	(979)	-	-	-	-	-
Rate adjustment for special goodwill reserve	-	-	3,544	-	-	-	-	3,544
Loss in the year	-	-	-	-	-	-	(30,270)	(30,270)

BALANCES AT DECEMBER 31, 2004	306,375	(35)	126,909	-	-	-	(58,725)	374,524

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Holding Company		Consolidated
	2004	2003	2004	2003

SOURCES OF FUNDS
From operations	-	-	86,469	100,753

From shareholders-
Dividends received	2,890	-	-	-

From third parties:
Transfer of noncurrent to current assets	132	365	14,791	15,327
Increase of shareholders' equity (equipment gift)	-	-	3,971	936
Adjustment of income tax and social contribution tax rates on special goodwill reserve	-	-	3,544	-
Transfer of property, plant and equipment to current assets	-	-	813	-
Addition of loans to long-term liabilities	-	-	133,543	-
	132	365	156,662	16,263
Total sources	3,022	365	243,131	117,016

USES OF FUNDS
In operations	1,108	1,546	-	-
Increase in noncurrent assets	1,149	1,149	30,671	12,656
Transfer of long-term to current liabilities	-	-	12,100	-
Transfer of current liabilities to property, plant and equipment	-	-	-	768
Addition to property, plant and equipment	-	-	103,506	71,164
Decrease in long-term liabilities	-	-	-	69,621
Treasury stock	-	35	-	35
Total uses	2,257	2,730	146,277	154,244

INCREASE (DECREASE) IN NET WORKING CAPITAL	765	(2,365)	96,854	(37,228)

STATEMENT OF NET WORKING CAPITAL
Current assets:
Beginning of year	800	1,568	219,231	225,406
End of year	3,490	800	331,927	219,231
Increase (Decrease)	2,690	(768)	112,696	(6,175)

Current liabilities:
Beginning of year	3,173	1,576	269,392	238,339
End of year	5,098	3,173	285,234	269,392
Increase	1,925	1,597	15,842	31,053

INCREASE (DECREASE) IN NET WORKING CAPITAL	765	(2,365)	96,854	(37,228)

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Loss in the year	(30,270)	(41,726)	(34,241)	(42,662)

Equity pick-up	29,162	41,768	-
Depreciation and amortization	-	-	110,150	139,808
Apportionment of depreciation of shared systems	-	-	(1,793)	(1,535)
Monetary variation and other charges on long-term liabilities	-	-	310	(42,514)
Monetary variation and other charges on noncurrent assets	-	(1,588)	6,462	41,878
Provisions for contingencies	-	-	3,253	945
Loss in the sale of property, plant and equipment	-	-	2,323	4,964
Reversal of provision for pension fund	-	-	5	(131)
Expenses (revenues) that do no affect the net working capital	29,162	40,180	120,710	143,415

Total	(1,108)	(1,546)	86,469	100,753

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Consolidated
	2004	2003

OPERATING ACTIVITIES
Loss in the year	(34.241)	(42.662)
Adjustment of income tax and social contribution tax rates on special goodwill reserve	3.544	-
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation and amortization	110.150	139.808
Apportionment of depreciation of shared systems	(1.793)	(1.535)
Provision for (reversal of) pension fund	5	(131)
Loss in the sales of property, plant and equipment	2.323	4.963
Gains (losses) in forward and swap contracts	(3.530)	77.843
Provision for doubtful accounts	11.131	11.701
Monetary and exchange variation	3.330	(63.626)
Increase in accounts receivable	(34.524)	(35.852)
(Increase) decrease in inventories	(40.820)	4.850
(Increase) decrease in recoverable and deferred taxes	(33.024)	10.089
(Increase) decrease in other current assets	1.744	(15.982)
(Increase) decrease in other noncurrent assets	(9.832)	(778)
Increase (decrease) in payroll and related accruals	3.639	(236)
Increase (decrease) in interests on loans payable	9.331	(1.620)
Increase (decrease) in suppliers and trade accounts payable	26.485	38.026
Increase (decrease) in taxes payable	3.432	3.823
Increase (decrease) in provision for contingencies	2.873	862
Increase in other current liabilities	(789)	997
Decrease in other long-term liabilities	(54)	-
Net cash provided by operating activities	19.380	130.540

INVESTING ACTIVITIES
Additions to property, plant and equipment, net of gifts	(99.535)	(70.228)
Net cash provided by investing activities	(99.535)	(70.228)

FINANCING ACTIVITIES
Loans repaid	(100.194)	(82.072)
New loans obtained	207.528	-
Payment of dividends	-	(37)
Acquisition of treasury stock	-	(35)
Net cash provided by financing activities	107.334	(82.144)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27.179	(21.832)

CASH AND CASH EQUIVALENTS:
At the beginning of the year	59.427	81.259
At the end of the year	86.606	59.427

The accompanying notes are an integral part of these financial statements.

Tele Leste Celular Participações S.A. Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report Deloitte Touche Tohmatsu Auditores Independentes

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise mentioned)

1. OPERATING CONTEXT

Tele Leste Celular Participações S.A. ("Tele Leste" or "Company") is a publicly held company whose controlling shareholders, on December 31, 2004, are Sudestecel Participações S.A. (22.08% of the total capital stock), Brasilcel N.V. (3.38% of the total capital stock) and, Tagilo Participações Ltda. (2.42% of the total capital stock) and Avista Participações Ltda. (22.72% of the total capital stock). Sudestecel Participações S.A. , Tagilo Participações Ltda. and Avista are wholly owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles , S.A. (50.00% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS , S.A. (0.001% of the total capital stock).

Tele Leste is the controlling shareholder of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular Participações S.A. ("Telergipe"), which provide cellular telecommunication services in the states of Bahia and Sergipe, respectively, including the exercise of activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to Telebahia and Telergipe shall be in force up to June 29 and December 15, 2008, respectively, and may be renewed once for a 15- year term by means of the payment of rates of approximately 1% of operators annual revenues.

On July 6, 2003, the operators implemented the Carriers Selection Code (Código de Seleção da Prestadora) (CSP), by which customers became to choose their carrier for national (VC2 and VC3) and international long distance services, in compliance with SMP rules. The operators no longer receive "VC2" and "VC3" revenues; instead, they receive interconnection fees for the use of their network on these calls.

The subsidiaries' business, including the services they may provide, are ruled by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the telecommunications industry regulator, in accordance with Law No. 9,472 of July 16, 1997, and relevant regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the holding company and consolidated companies on December 31, 2004 and 2003 have been prepared pursuant to accounting practices established by the Brazilian corporate law, rules applicable to telecommunications service providers and accounting rules and procedures set forth by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM.

The consolidated financial statements include balances and transactions of the holding company and its subsidiaries. All balances and transactions among the companies have been eliminated.

The financial statements as of December 31, 2003 have been reclassified, as applicable, for comparability.

3  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)  Cash and cash equivalents

Represent the balances existing in cash and banks and financial investments with immediate liquidity, showed at cost, added by earned gains until balance sheet date.

b)  Accounts receivable

Billed amounts are appraised at charge value on the date the service is rendered. Unbilled services rendered to customers until balance sheet date, and receivables related to handsets and accessories sales are also included.

c)  Provision for doubtful accounts

It is constituted for credits which chances of recovery are considered remote.

d)  Conversion of transactions in foreign currency

Transactions in foreign currency are recorded using the exchange rate on transaction date and the relevant balances are adjusted until balance sheet date, and the exchange variation is recorded as income. The exchange variation and gains on foreign currency derivative contracts are determined and recorded monthly, irrespective of the settlement expiration dates.

e)  Inventories

They are represented by cellular handsets and accessories appraised at purchase average cost. A provision has been constituted to adjust the realization amount over costs of those cellular handsets considered obsolete or which amount exceed that usually traded by the subsidiaries within a reasonable period of time.

f)  Prepaid expenses

They are showed by the amounts actually disbursed but not yet incurred.

g)  Other assets

The subsidy practiced on sales of terminals to accredited agents is deferred and recognized as income as those terminals are enabled.

h)  Investments

The permanent corporate interest in subsidiaries is recorded by the equity method of accounting. Subsidiaries' accounting practices are consistent with those adopted by the holding company.

i) Property, plant and equipment

It is showed by acquisition or construction cost less accrued depreciation, calculated on straight-line basis, which relevant rates are in accordance with the estimate useful lives of the assets. Financial expenses on loans to finance construction works in progress are recognized at their respective cost. The expenses incurred for repair and maintenance representing improvement, capacity increase or useful life are capitalized, while others are recorded in the income for the year. The provision for cost to be incurred for disassembling towers and equipment in leased property is capitalized and depreciated over the equipment useful life, not exceeding the term of the agreement.

j)  Income and social contribution taxes

They are calculated and recorded based on tax rates in force on the date the financial statements are prepared on an accrual basis. Deferred taxes attributable to temporary differences, tax loss and social contribution carryforwards are recorded assuming their future realization.

k) Loans and financing

They are adjusted by the monetary and/or exchange variation and interest incurred until balance sheet date.

l)  FISTEL rate

The amount of FISTEL rate (Fundo de Fiscalização das Telecomunicações) paid on validation service to new customers, generated monthly over the year, is deferred and amortized over the estimate period of customer loyalty equal to 24 months.

m)  Provision for contingencies

They are determined based on legal counsels and Management opinions as to the probable outcome of pending issues and are adjusted until balance sheet date at probable loss value, subject to the type of each contingency.

n) Provision for pension plan

The actuarial liabilities are calculated based on the projected unit credit cost method, and relevant assets are presented at their fair market value. Actuarial gains and losses were recorded immediately in the income for the year.

o)  Recognition of revenues

Services revenues are recognized as services are rendered, and the billing is made monthly. Unbilled revenue on the last billing date by the end of the month is recognized in the month the service is actually rendered. The revenues concerning sales of prepaid cellular minutes are deferred and recognized as income as such credits are actually used.

p)  Financial income and expenses

They represent interest and monetary and exchange variations resulting from financial investment, loan and financing obtained or granted. Exchange gains and losses in forward, option and swap contracts are included.

q)  Derivatives

Telebahia and Telergipe have derivative contracts with the purpose of managing the exposure of their cash flow in foreign currency to exchange rates fluctuation. Those derivatives are recorded based on the agreed terms, exchange rates and interest in force on balance sheet date. Paid or prepaid premiums are deferred for amortization over the term of relevant contracts, and gains and losses, whether realized or not, are recorded as net financial income and/or expense.

r)  Employees' profit sharing

Provisions are made to recognize expense regarding employees' profit sharing program, which payment is subject to the approval of the Shareholders Meeting.

s)  Use of estimate

The preparation of the financial statements requires the management to make estimates and adopt assumptions at its reasonable discretion that affect the amounts presented as assets and liabilities, as well as revenue, costs and expenses amounts. Actual amounts may differ from those estimated.

t)  Loss per thousand shares

It is calculated based on the number of outstanding shares on the date the balance sheet is prepared.

4.  CASH AND CASH EQUIVALENTS

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Cash and banks	47	158	5,266	7,303
Financial investment	-	-	81,340	52,124
Total	47	158	86,606	59,427

The investments refer, mostly, to fixed rate transactions, indexed at CDI (Certificado de Depósitos Interbancários, a Brazilian interbank market rate) variation.

5  TRADE ACCOUNTS RECEIVABLES, NET

	Holding Company
	12.31.04	12.31.03

Unbilled amounts for services rendered	19,393	18,534
Billed amounts	56,176	43,759
Interconnection	27,853	28,460
Goods sold	37,122	28,036
Provision for doubtful accounts	(12,796)	(14,434)
Total	127,748	104,355

There are no customers who account for more than 10% of accounts receivables, net at December 31, 2004 and 2003, except for amounts receivable from Telecomunicações da Bahia S.A. - TELEMAR, which represent approximately 12.1% and 20.3% of trade accounts receivable, Net at December 31, 2004 and 2003, respectively.

Changes in the provision for doubtful accounts are as follows:

	Holding Company
	2004	2003

Beginning balance	14,434	14,644
Complementary provision	11,131	11,701
Write-off	(12,769)	(11,911)
Ending balance	12,796	14,434

6  INVENTORIES

	Holding Company
	12.31.04	12.31.03

Cellular handsets	56,348	14,339
Accessories and other	411	203
Provision for obsolescence	(3,005)	(1,608)
Total	53,754	12,934

7.  DEFERRED AND RECOVERABLE TAXES

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid income and social contribution taxes	11,693	10,721	19,982	13,095
Recoverable ICMS (State VAT)	-	-	25,290	17,647
Withholding income tax	-	-	4,764	3,103
Total recoverable taxes	11,693	10,721	50,036	33,845

Deferred income and social contribution taxes	264	264	187,635	185,001
ICMS on deferred sales	-	-	2,693	1,256
Other	359	359	13,351	589
Total	12,316	11,344	253,715	220,691

Current	480	525	42,266	18,586
Noncurrent	11,836	10,819	211,449	202,105

The main components of deferred income tax and social contribution are as follows:

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Merged tax credit (restructuring)	-	-	63,702	71,095
Tax credits on:
Obsolescence	-	-	508	391
Contingencies	-	-	2,076	1,795
Doubtful accounts credits	-	-	4,901	5,042
Tax loss carryforwards	264	264	106,275	98,283
Accelerated depreciation	-	-	6,443	5,860
Other	-	-	3,730	2,535
Total	264	264	187,635	185,001

Current	-	-	-	927
Noncurrent	264	264	187,635	184,074

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforwards will be offset up to a limit of 30% per year on taxable income for each year. Based on projections of future results, the subsidiaries estimate that their tax loss carryforwards will be fully offset in two years.

b) Merged tax credit: consists of net balance of goodwill and provision to maintain the integrity of the shareholders equity (See Note 27), is realized with the amortization of its subsidiaries goodwill. External consultants opinions used in the corporate restructuring process gave initial grounds to the recovery of the amount over ten years to Telergipe and five years to Telebahia. Taking into account realized economical and operating results and recovery trends, new technical studies have been conducted, which resulted in the change of the goodwill amortization of Telebahia over ten years as of January 01, 2002.

c) Temporary differences: will be realized upon payment of accruals, effective losses on bad debts or realization of inventories.

Technical studies of feasibility approved by the Companies' Board of Directors indicate the full recovery of recognized deferred tax amounts, in accordance with the definition of CVM Instruction 371.

The mentioned technical studies represent the Management's best estimate on the future evolution of the Company and on the market where it operates.

The Management monitors the evolution of these credits and, therefore, decided not to constitute tax credits on tax losses carryforwards in subsidiary Telebahia in the total amount of R$29,569 and R$30,587, respectively (R$24,412 and R$25,430 until December 2003).

In relation to credits already constituted, it is estimated that those credits will be recovered pursuant to the following schedule:

	12.31.04
	Holding Company	Holding Company
2007	-	16,118
2008 on	264	171,517
Total	264	187,635

8.  PREPAID EXPENSES

	Holding Company
	12.31.04	12.31.03

FISTEL rate	5,577	4,799
Advertising	3,449	2,617
Financial charges	213	496
Insurance premium	60	-
Rentals	27	-
Other	810	620
Total	10,136	8,532

Current	8,347	6,737
Noncurrent	1,789	1,795

9.  OTHER ASSETS

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Advance to employees	-	-	586	3,174
Credit with suppliers	-	-	1,305	6,366
Deposit in court	-	-	12,862	3,028
Subsidy on product sale	-	-	8,006	1,093
Intercompany credits	73	117	2,197	-
Other assets	-	-	243	4,398
Dividends subsidiary	2,890	-	-	-
Total	2,963	117	25,199	18,059

Current	2,963	117	12,211	14,909
Noncurrent	-	-	12,988	3,150

10.  INVESTMENTS

a) Interest in subsidiaries

Subsidiaries	Total interest	Total common shares	Shareholders' equity on 12.31.2004	Net income (loss) for the year

Telebahia Celular S.A.	100%	17,997,722	315,549	(45,703)
Telergipe Celular S.A.	100%	1,011,043	48,784	12,570

b) Composition and changes

Changes in the provision for doubtful accounts on December 31, 2004 are as follows:

	Telebahia	Telergipe	Total

Balances on 12.31.02	393,963	40,646	434,609
Equity in the earnings	(40,083)	(1,685)	(41,768)
Balances on December 31, 2003	353,880	38,961	392,841
Equity in the earnings	(41,732)	12,570	(29,162)
Adjustment of IR and CS rate on goodwill special reserve	3,401	143	3,544
Dividends allocation	-	(2,890)	(2,890)
Balances on December 31, 2004	315,549	48,784	364,333

11.  PROPERTY, PLANT AND EQUIPMENT

a) Composition

		Holding Company
	Annual	12.31.04			12.31.03
	depreciation		Accrued	Residual	Residual
	rate p.a. - %	Cost	depreciation	book value	book value

Transmission equipment	14.29	459,097	(331,259)	127,838	125,229
Switching equipment	14.29	150,270	(86,779)	63,491	54,676
Infrastructure	4.00 - 20.00	71,887	(34,801)	37,086	61,470
Lands	-	4,613	-	4,613	4,535
Software rights to use	20.00	67,120	(41,957)	25,163	35,022
Buildings	4.00	28,257	(5,803)	22,454	21,835
Terminal equipment	66.67	85,348	(65,425)	19,923	10,216
Other assets	10.00 - 20.00	88,557	(50,805)	37,752	18,991
Properties and work in progress	-	51,365	-	51,365	60,642
Total		1,006,514	(616,829)	389,685	392,616

In 2004, the Company capitalized financial charges on property and work in progress in the amount of R$1,061 (R$1,121 in December 31, 2003).

On December 31, 2004, the Company had fixed assets granted in guarantee in the amount of R$11,461 (R$11,564 on December 31, 2003) as follows:

Tax	10,737
Labor	23
Civil	701
11,461

b) Rentals

The Company leases equipment and property by means of a number of agreements with several maturity dates. Annual rental expenses of these transactions are:

Year	12.31.04

2005	3,858
2006	2,752
2007	2,268
2008	1,819
2009	1,022
2010 on	2,056
Total minimum payments	13,775

12.   TRADE ACCOUNTS PAYABLE

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Suppliers	388	250	131,543	101,315
Interconnection/connection	-	-	2,682	4,547
Amounts to be transferred SMP	-	-	21,083	16,479
Technical assistance (Note 29)	-	-	15,584	23,323
Other	3	-	1,303	46
Total	391	250	172,195	145,710

Amounts to be transferred SMP refer to VC2 and VC3 calls billed to our customers and transferred to long distance operators.

13.  TAXES, RATES AND CONTRIBUTIONS

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

ICMS	-	-	5,485	10,876
Income tax and social contribution	-	-	5,706	-
PIS and COFINS	-	9	5,288	2,358
FISTEL	-	-	1,628	2,141
FUST and FUNTTEL	-	-	336	242
Other	181	162	1,058	452
Total	181	171	19,501	16,069

14.  LOANS AND FINANCING

a) Composition of debt

				Holding Company
	Currency	Interest	Maturity	12.31.04	12.31.03

Principal:
Financial Institutions
Citibank - OPIC	US $	3.0% + libor	11/03/2004	-	36,115
Resolution 63	US $	14.35%	from 07/05/2004 to 08/30/2004	-	28,892
Resolution 2770	US $	1.6% p.a. to 4.75% p.a.	from 03/18/2005 to 03/10/2006	171,724	-
Banco Europeu de Investimento - BEI	US $	1.65% p.a. + libor	06/13/2008	139,303	151,626

Suppliers:
NEC do Brasil S.A.	US $	7.3%	from 05/28/2005 to 11/29/2005	1,865	4,059
Accrued interest				1,196	1,545
Total				314,088	222,237

Current				52,319	68,582
Noncurrent				261,769	153,655

Loans and financing are used for expansion and modernization of cellular telephone network, trade finance and working capital.

b) Repayment schedule

On December 31, 2004, the long-term portion of loans and financing matures as follows:

Holding Company

2006	122,466
2008	139,303
Total	261,769

c) Restrictive covenants

The Company entered into a loan agreement with Banco Europeu, which balance on December 31, 2004 is R$139,303 (151,626, on December 31, 2003). On such date, the Company and its subsidiaries reached several economical and financial indexes established in agreement.

d) Guarantees

Banks	Guarantee

NEC do Brasil S.A.	Aval
Banco Europeu de Investimento - BEI
Telebahia Celular S.A.	Trade risk guaranteed by Banco Espírito Santo
Telergipe Celular S.A.	Trade risk guaranteed by Banco Espírito Santo

e) Hedge

On December 31, 2004, the Company has exchange contracts with notional amounts of US$125,704 thousand to cover its obligations against exchange fluctuation. As of December 31, 2004, the subsidiaries recorded loss of R$30,134 (gains of R$5,510 on December 31, 2003) on these contracts represented by a balance of R$6,516 in assets (R$18,162 on December 31, 2003), of which R$0 (R$1,888 on December 31, 2003) classified as current and R$6,516 (R$16,274 on December 31, 2003) as noncurrent and a balance of R$36,650 (R$23,672 on December 31, 2003) in liabilities, of which R$15,327 (R$18,400 on December 31, 2003) in current liabilities and R$21,323 (R$5,272 on December 31, 2003) long-term liabilities. In addition, the subsidiaries have hedge contracts to cover local interest, in the reference amount of R$91 million and recorded current accounting gains of R$443.

15.  OTHER OBLIGATIONS

	Holding Company		Holding Company
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid services	-	-	5,932	3,047
Provision loyalty program	-	-	2,344	1,985
Intercompany liabilities	2	2,177	2,603	2,845
Provision for pension plan	-	-	275	278
Other	-	70	5,214	3,984
Total	2	2,247	16,368	12,139

Current	2	2,247	11,092	11,869
Noncurrent	-	-	5,276	270

The Companies have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon redemption of handsets by customers, the reserve is reduced.

16.  PROVISION FOR CONTINGENCIES

The holding company and its subsidiaries have administrative and judicial contingencies including labor, tax and civil claims, which relevant accounting provision was made in relation to claims considered as probable losses.

The components of the provision balance are as follows:

	Holding Company
	12.31.04	12.31.03

Tax	8,173	7,585
Labor	4,349	1,761
Civil	2,311	2,181
Total	14,833	11,527

Current	8,017	5,607
Noncurrent	6,816	5,920

Changes in the provision for doubtful accounts are as follows:

Holding Company

Balance on December 31, 2003	11,527
Additional provision, net of reversal	2,873
Monetary variation	433
Balance on December 31, 2004	14,833

16.1. Tax claims

Probable loss

a) ISS

a.1) Non withholding of ISS payable by tax replacement

The claim refers to a delinquency notice issued by the Municipality of Salvador against Telebahia in the amount of R$5,538, which object is the non withholding and subsequent payment of ISS (Service Tax) payable by tax replacement from March to June 1998. Based on the opinion of our legal counsels, the Company made a partial reserve. The amount involved is approximately R$1,962.

Possible loss

Based on the opinion of its legal counsels and tax consultants, the Management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and therefore, it did not recognized any provisions in the financial statements as of December 31, 2004.

a) ICMS

Subsidiaries Telebahia and Telergipe received delinquency notices in the aggregate amount of R$6,868, which objects are: (i) lack of reversal entry pro rata of ICMS credit in connection with capital expenditure, electric power and communication services as a result of exempt communication services; (ii) lack of reversal entry of ICMS credits concerning outflow of equipment for lease or loan for use; (iii) payment in arrears of ICMS in February and March 1998.

b) ISS

b.1) ISS on usage of mobile network

Taking into account the understanding that the assignment of the use of telecommunication networks is a communication service subject to ICMS other than a lease of personal property, Telebahia received a delinquency notice issued by Municipality of Salvador requiring payment of ISS (Service Tax) on the usage charge of mobile network (TUM). The amount involved is approximately R$39,742.

b.2) Other assessment notices

Other delinquency notices issued against Telergipe are the following: (i) payment of ISS on ancillary services rendered between February and December 1998; (ii) payment of ISS on call identification between July 2000 and October 2001. The amount involved is approximately R$58.

c) PIS and COFINS

c.1) Law No. 9,718/98

On November 27, 1998, Law No. 9,718/98 changed the calculation of PIS and COFINS, as follows (i) increased COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the Social Contribution on Net Income - CSLL, and also (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of surplus revenue in COFINS and PIS taxes basis.

In the opinion of our legal counsels, this increase is based on non-constitutional grounds, considering that: (i) Art. 195 of the Brazilian Constitution, in force upon publication of Law 9.718, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; (iii) the period of ninety (90) days as of publication to enforce the law failed to be observed.

Both Telebahia and Telergipe have been awarded favorable judicial decision authorizing the exclusion of surplus revenue from PIS and COFINS taxes basis, as well as the collection of COFINS at a rate of two per cent (2%). Taking into account the reversion of the mentioned decision:

•  Telebahia currently pays COFINS based on the rate of three per cent (3%), and includes in its tax basis the surplus revenue. All amounts that were reserved during enforcement of the injunction have already been paid;

•  Telergipe currently pays COFINS based on the rate of three per cent (3%), exclusively for the revenue resulting from handset sales and provision of telecommunication service. In relation to other revenues, the amounts have being deposited in court.

•  Telergipe now includes surplus revenues in PIS tax basis, pursuant to the provisions of Law No. 9,718/98.

In view of the changes introduced by laws 10,637/02 and 10,833/03, the subsidiaries now include surplus revenue in PIS and COFINS taxes basis.

c.2) Hedge transactions

Notice of assessment against Telebahia for payment of COFINS in connection with deductions relating to losses incurred in hedge transactions for assessment of the relevant tax basis. The amount involved is R$5,882.

16.2. Labor and civil

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$8,500 for civil claims and R$2,071 for labor claims, as follows:

	Civil	Labor

Telebahia Celular	7,043	1,763
Telergipe Celular	1,457	308

17.  SHAREHOLDERS' EQUITY

a) Capital stock

The capital stock on December 31, 2004 and 2003 is comprised by shares without par value as follows:

	Lot per thousand shares

Common shares	167,232,478	166,008,044
Preferred shares	313,436,995	313,436,995
	480,669,473	479,445,039

b) Treasury shares

The purpose of acquiring such shares is the reimbursement for dissenting shareholders in the custody of Brazilian Clearing and Custody Agency (Companhia Brasileira de Liquidação e Custódia), or CBLC, upon merger of Tele Leste Celular Participações S.A., and are represented by 50,903,277 preferred shares and 252,498 common shares. The acquisition average cost was R$0.68 per share. The market value of these shares, considering the closing quotation at stock exchange is R$0.64 and R$0.53, on December 31, 2004.

c) Special goodwill reserve

This provision refers to the constitution of a special reserve of the goodwill resulting from the corporate restructuring of the Company, which will be capitalized in favor of the holding company, upon actual realization of the tax benefit.

d) Dividends

Unless otherwise provided in Chapter 3, Article 7 of the Bylaws, preferred shares have no voting right. Preferred shares are entitled to receive dividends 10% higher than those received by ordinary shares, or annual non-cumulative minimum preferred dividends of 6% of the capital stock assigned to those shares, whichever is higher. In case of payment of annual minimum preferred dividends of 6% of the capital stock regarding preferred shares, in case of available balance after payment to preferred shareholders, common shareholders will receive the same amount in dividends per share to that of preferred shares.

18.  NET OPERATING REVENUE

	Holding Company
	2004	2003

Subscription	39,928	38,412
Usage	256,623	248,706
Additional call charges	27,003	25,029
Interconnection	202,452	181,097
Data services	10,536	13,468
Other services	17,597	7,149
Total gross revenue from services	554,139	513,861

ICMS	(90,784)	(85,633)
PIS and COFINS	(20,320)	(18,584)
ISS	(277)	(284)
Discounts granted	(14,755)	(11,541)
Net operating revenue from services	428,003	397,819

Goods sold	155,408	106,441

ICMS	(17,532)	(12,223)
PIS and COFINS	(9,924)	(2,713)
Discounts granted	(60,746)	(44,423)
Return of goods	(8,189)	(3,634)
Net operating revenue from goods sold	59,017	43,448
Total net operating revenue	487,020	441,267

There are no customers who account for more than 10% of gross operating revenue at December 31, 2004 and 2003, except for amounts from services rendered to Telecomunicações da Bahia S.A. - TELEMAR, which represent approximately 20.29% and 19.79% of gross operating revenue at December 31, 2004 and 2003, respectively.

19.  COST OF SERVICES AND GOODS

	Holding Company
	2004	2003

Personnel	4,488	4,925
Supplies	182	91
Third party services	16,899	11,997
Connection means	18,675	20,016
Rental/insurance/condominium	11,423	9,596
Interconnection	16,489	38,767
Taxes, rates and contributions	20,385	17,153
Depreciation and amortization	74,241	90,801
Other input	39	-
Cost of services rendered	162,821	193,346

Cost of goods sold	119,346	62,913
Total	282,167	256,259

20.  SELLING EXPENSES

	Holding Company
	2004	2003

Personnel	15,082	14,260
Supplies	3,758	797
Third party services (*)	87,045	74,757
Rental/insurance/condominium	2,590	3,323
Taxes, rates and contributions	403	9
Depreciation and amortization	24,017	39,074
Provision for doubtful accounts	11,131	11,701
Other input	3,078	1,089
Total	147,104	145,010

(*) Includes expenses with advertising in the amount of R$18,772 (R$18,232 on December 31, 2003).

21.  GENERAL AND ADMINISTRATIVE EXPENSES

	Holding Company		Holding Company
	2004	2003	2004	2003

Personnel	498	609	13,489	14,869
Supplies	-	-	690	699
Third party services	1,918	2,209	22,010	18,176
Corporate consulting	-	-	7,558	3,753
Rental/insurance/condominium	-	-	1,774	724
Taxes, rates and contributions	103	-	244	-
Depreciation and amortization	-	-	11,892	9,933
Other input	5	196	204	1,181
Total	2,524	3,014	57,861	49,335

22.  OTHER OPERATING INCOME (EXPENSES)

	Holding Company		Holding Company
	2004	2003	2004	2003

Income:
Fines	-	-	2,430	2,287
Recovered expenses	11	-	793	421
Reversal of provisions	-	-	43	-
Shared infrastructure	-	-	1,573	1,282
Other	-	-	3,221	3,061
Total	11	-	8,060	7,051

Expenses:
Provision for contingencies	-	(2)	(2,916)	(2,167)
FUST	-	-	(2,239)	(2,007)
FUNTTEL	-	-	(1,119)	(1,003)
ICMS on other expenses	-	-	(857)	(4,038)
Other	(1)	-	(1,833)	(968)
Total	(1)	(2)	(8,964)	(10,183)

23.  FINANCIAL INCOME (EXPENSES)

	Holding Company		Holding Company
	2004	2003	2004	2003

Financial income:
Interest income	1,030	3,355	5,619	17,708
Monetary/exchange variation on assets	1,106	-	30,010	68,374
PIS and COFINS on financial income	(114)	(156)	(1,612)	(4,499)
Total	2,022	3,199	34,017	81,583

Financial expenses:
Interest expense	(616)	(46)	(15,487)	(20,031)
Monetary/exchange variation on liabilities	-	(4)	(2,027)	-
Hedge instruments	-	-	(41,167)	(91,838)
Total	(616)	(50)	(58,681)	(111,869)

24.  INCOME AND SOCIAL CONTRIBUTION TAXES

The holding company and its subsidiaries estimate installments of income and social contribution taxes monthly, on accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of the expenses of income and social contribution taxes is the following:

	Holding Company		Holding Company
	2004	2003	2004	2003

Income tax	-	(65)	(12,234)	(65)
Social contribution	-	(26)	(4,412)	(26)
Deferred income tax	-	-	7,373	629
Deferred social contribution	-	-	2,654	216
Total	-	(91)	(6,619)	754

The reconciliation of taxes on income (expense) reported and the amounts calculated by applying the rates are as follows:

	Holding Company		Holding Company
	2004	2003	2004	2003

Loss before taxes	(30,270)	(41,635)	(27,622)	(43,416)
Income and social contribution tax based on the official rate.	10,292	14,156	9,392	14,761

Permanent additions:
Nondeductible expenses	(36)	-	(1,628)	(924)
Equity in the earnings	(9,915)	(14,201)	-	-
Other additions	-	(46)	-	(42)

Permanent exclusions
Other exclusions	-	-	21	-

Other:
Unrecognized income and social contribution tax losses	(341)	-	(14,404)	(13,041)
Tax credit (expense) as reported in Financial Statements	-	(91)	(6,619)	754

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

Telebahia and Telergipe operators provide mobile telephone services in the Sates of Bahia and Sergipe, pursuant to the authorization granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which Telebahia and Telergipe are exposed in exercising their activities include:

•  Credit Risk: resulting from any difficulty in collecting telecommunications services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•  Interest Rate Risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

Since their incorporation, Telebahia and Telergipe have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit risk

Credit risk from providing telecommunications services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Tele Leste customers use 77.8% (74.3% in 2003) prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer's balance sheet, and making inquires of credit protection agencies' database. In addition, an automatic control system has been implemented with the distribution of ERP's software for consistent transactions.

The Company is also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company makes efforts to diversify such exposure among first class financial institutions.

Interest rate risk

The Company is exposed to interest rate increase risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. On December 31, 2004, the adjusted balance of these transactions was R$362,173 (R$251,625 on December 31, 2003).

The Company entered into swap transactions in Brazilian reais to convert the floating interest rate risk related to CDI into fixed interest rates in the aggregate amount of R$91 million.

Moreover, the Company invests the exceeding availability (financial investment) of R$81,340 (R$52,124 on December 31, 2003), mainly in short term instruments, based on CDI variation, in order to reduce this risk. The book value of these instruments are approximately equal to market value taking into account the sort term redemption.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, the principal amount of these transactions was US$139,303 (R$187,741 on December 31, 2003).

Currency risk

Telebahia and Telergipe utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap, option and forward contracts.

The Company's net exposure to currency risk as of December 31, 2004 is shown in the table below:

US $ thousand

Loans and financing	(118,327)
Suppliers - technical assistance	(5,871)
Hedge instruments	125,704
Net exposure	1,506

During 2004, the Company and its subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations.

b) Derivative instruments

Telebahia and Telergipe record derivative gains and losses as a component of financial expense or income.

Book and market values of loans and financing and liabilities in foreign currency are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Other liabilities	(15,584)	(15,584)	-
Loans and financing	(314,088)	(316,590)	(2,502)
Derivative instruments	(29,691)	(17,710)	11,981
Total	(359,363)	(349,884)	9,479

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, using available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates.

26.  POST-RETIREMENT BENEFIT PLANS

The Subsidiaries, together with the companies of former Telebrás System, sponsor private pension and health care plans covering retired employees, managed by Sistel Social Security Foundation (Fundação Sistel de Seguridade Social), or SISTEL. Until December 1999, all sponsors of SISTEL managed plans participated jointly in all plans then existing. On December 28, 1999, the sponsors of SISTEL managed plans agreed with new conditions to create retirement individual plans to each sponsor (PBS - Tele Leste) and maintenance of the joint participation just to those members that have already being assisted in such condition as of January 31, 2000 (PBS-A), resulting in a restructuring proposal to SISTEL Bylaws and Regulation, approved by the Complementary Social Security Secretary on January 13, 2000.

As a result of the exclusion of the joint participation as of December 1999, each Subsidiary sponsors a benefit plan called - PBS Plan Tele Leste Celular, comprising approximately 1% of the Company's employees. In addition to complementary retirement plan, the Company takes part in a multi-sponsored health care plan covering retired employees and their dependents, at a shared cost (PAMA).

The contributions to PBS Tele Leste Celular are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil . The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Tele Leste Celular plan cost and 1,5% to PAMA.

An individual contribution plan covering 88% of subsidiaries' employees called Visão Celular Benefit Plan was created by SISTEL in August 2000. Visão Celular Plan is made feasible by means of contributions made by participants (employees) and by the sponsor, credited to participants' individual accounts. The Subsidiaries account for the cost of all associated administrative and maintenance expenses including participants' risks of death and disability. Employees participating in those benefit plans (PBS Tele Leste Celular) have the option to migrate to Visão Celular plan, offered to other employees that do not participate in PBS Tele Leste Celular, as well as to all new employees. The contributions of the Company to Visão Celular are equal to participants', ranging between 0% and 7% on participation salary, pursuant to the percentage chosen by participant.

During the year ended on December 31, 2004, the subsidiaries made no contributions to PBS Tele Leste Celular Plan and to Visão Celular Plan they made a contribution in the amount of R$864 (R$507 in 2003).

As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders' equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	12.31.04	12.31.03

PBS Telebahia/Telergipe	142	8
PAMA Telebahia/Telergipe	133	270
Total	275	278

a) Conciliation of assets and liabilities
	12.31.04
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) (ii)

Total actuarial liabilities	846	1,335	528	2,178
Assets fair value	(704)	(1,620)	(395)	(2,832)
Liabilities (assets) net	142	(285)	133	(654)

	12.31.03
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) (ii)

Total actuarial liabilities	821	921	613	2,092
Assets fair value	(813)	(1,349)	(343)	(2,499)
Liabilities (assets) net	8	(428)	270	(407)

(i) Refers to the proportional participation of the Company in multi-sponsored plan - PAMA and PBS-A -assets and liabilities.

(ii) Although Visão and PBS-A show a surplus, on December 31, 2004, no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, taking into account that those plans are not contributive, which makes any further reduction of sponsor's contribution impossible.

b) Plan cost for the year

	12.31.04
	PBS	Visão	PAMA	PBS-A

Current service cost	4	124	5	-
Interest cost	90	96	68	227
Total	94	220	73	227

c) Changes in net actuarial liabilities (assets)

	12.31.04
	PBS	Visão	PAMA	PBS-A

Net liabilities on 12.31.03	8	(428)	270	(407)
Recognized expense (income) in income statement for the last year	-	45	34	(46)
Recognized actuarial (gains) losses	135	190	(170)	(201)
Sponsor's contributions recorded	(1)	(92)	(1)	-
Net liabilities recognized in the balance sheet	142	(285)	133	(654)

d) Changes in actuarial liabilities

	12.31.04
	PBS	Visão	PAMA	PBS-A

Actuarial liabilities on 12.31.03	821	921	613	2.092
Current service cost	4	124	5	-
Interest on actuarial liabilities	90	96	68	227
Benefits paid	(63)	-	(30)	(179)
Actuarial (gains) losses	(6)	194	(128)	38
Actuarial liabilities on 12.31.03	846	1.335	528	2.178

e) Changes in plans' assets

	12.31.04
	PBS	Visão	PAMA	PBS-A

Plan assets fair value on 12.31.03	(813)	(1,349)	(343)	(2,499)
Benefits paid	63	-	30	179
Gains (losses) on assets	140	1	-	-
Sponsor's contributions	(1)	(115)	-	-
Plan earnings	(93)	(157)	(82)	(512)
Plan assets fair value on 12.31.04	(704)	(1,620)	(395)	(2,832)

f) Estimate expense 2005

	12.31.04
	PBS	Visão	PAMA	PBS-A

Service cost	2	185	3	-
Interest cost on actuarial liabilities	92	140	58	235
Estimate assets earnings	(92)	(220)	(63)	(334)
Employees contribution	-	(31)	-	-
Total	2	74	(2)	(99)

g) Actuarial presumptions

12.31.04
	PBS	Visão	PAMA	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	13.75% p.a.	13.75% p.a.	16.40% p.a.	12.20% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	-	-	8.15% p.a.	-
Benefits growth rate	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.
Disabled mortality table	IAPB-57	IAPB-57	-	-
Mortality table	UP84+1 and gender-segregated	UP84+1 and gender-segregated	UP84+1	UP84+1
Disability table	Mercer Disability	Mercer Disability	Mercer Disability	-

27.  CORPORATE RESTRUCTURING

The corporate restructuring was completed on November 29, 2000, and the goodwill paid in the privatization of the Company was transferred to its subsidiaries.

The financial statements kept for corporate and tax purposes of the Company and its Subsidiaries have specific accounts relating to merged goodwill and reserve, and amortization, reversal and corresponding tax credit, which balances as of December 31, 2004 and 2003 are as follows:

		Spin off		12.31.04	12.31.03
	Balances on Merger date	Telebahia	Telergipe	Holding Company	Holding Company

Balance Sheet:
Goodwill - merged	376,316	(355,879)	(14,285)	187,531	219,699
Reserve - merged	(251,972)	238,282	9,571	(123,829)	(148,604)
Balance	124,344	(117,597)	(4,714)	63,702	71,095

				12.31.04	12.31.03

Income:
Goodwill amortization				32,169	32,169
Reversal of reserve				(21,232)	(21,232)
Tax credit				10,937	10,937
Effect on income				-	-

In accordance with the abovementioned information, the goodwill amortization, net of the reversal of reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity situation of the Companies in the financial statements, the net value of R$63,702, on December 31, 2004 (R$71,095 on December 31, 2003), which essentially represents the balance of the merged tax credit, was classified in the balance sheet in noncurrent realizable assets as deferred taxes (see Note 7).

The tax credit merged is being capitalized upon effective realization. In 2004, the subsidiaries actually realized R$571 as tax benefit on account of the restructuring. The subsidiaries did not realize the aggregate tax benefit and recorded R$77,618 and R$28,393 as tax credit on tax loss and social contribution carryforwards, respectively.

28.  MANAGEMENT COMPENSATION

In 2004, the management compensation amounted to R$281 in the holding company and R$643 in the consolidated statement (R$354 in 2003), and were recognized as expenses.

29.  TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

a) Use of Network and Long Distance (Roaming) Cellular Communication - These transactions involve companies owned by the same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions were established based on contracts between TELEBRÁS and the operating concessionaires before privatization under the terms established by ANATEL.

b) Technical Assistance - It shall be provided by the subsidiaries to Telefónica Móviles S.A. on account of telecommunication services, calculated based on the percentage applied on services net revenue adjusted at currency variation.

c) Corporate cost proration - among operators of the same group passed on to companies at the cost actually incurred for these services.

d) Call center services - provided by Atento Brasil S.A. to users of subsidiaries telecommunications services, contracted for a period of twelve (12) months, which may be renewed for the same period.

e) Systems maintenance - maintenance of profitability analysis Module system (MARE) by Telefónica Móbile Solution, contracted for a period of twelve (12) months, which may be renewed for the same period.

	Holding Company
	12.31.04	12.31.03

Assets:
Accounts receivables	5,068	7,005
Intercompany credits	2,197	-

Liabilities:
Trade accounts payable	6,336	7,034
Intercompany liabilities	2,603	2,845
Technical assistance	15,584	23,323

	Holding Company
	2004	2003

Revenues:
Revenue from telecommunications services	21,119	18,894
Telecomunicações de São Paulo - Telesp	21,119	16,256
CRT Celular	-	67
Tele Sudeste Celular and subsidiaries	-	1,033
TCP and subsidiaries	-	1,538

Expenses:
Cost of service and selling	(50)	(2,214)
Telecomunicações de São Paulo - Telesp	(50)	(60)
CRT Celular	-	(83)
Tele Sudeste Celular and subsidiaries	-	(931)
TCP and subsidiaries	-	(1,140)

Selling expenses	(18,968)	(11,793)
Atento	(18,968)	(11,793)

General and administrative expenses	(5,258)	(3,959)
Telecomunicações de São Paulo - Telesp	(431)	(205)
Telefónica Móviles	(4,827)	(3,754)

Recovery of expenses with proration	9,062	7,176
CRT Participações	926	896
Tele Sudeste Celular and subsidiaries	1,811	1,761
TCP and subsidiaries	6,325	4,519

Proration expenses	(15,942)	(12,888)
CRT Participações	(411)	(433)
Tele Sudeste Celular and subsidiaries	(3,800)	(4,987)
TCP and subsidiaries	(11,731)	(7,468)

30.  INSURANCE

The Company maintains a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health, etc. The Company's Management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured

Operating risks	R$796,320,000.00
General civil liability - RCG	R$5,822,400.00
Vehicle (officers fleet)	Fipe Table and R$200.000,00 for DC/DM
Vehicle (operational fleet)	R$200,000.00 for DC/DM

31.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company started to trade ADR's at the New York Stock Exchange (NYSE), with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents fifty thousand (50,000) preferred shares.

•  The shares are traded as ADRs with the code "TBE" at the New York Stock Exchange.

•  Depositary bank abroad: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

32.  CONCILIATION BETWEEN HOLDING COMPANY AND CONSOLIDATED LOSS FOR THE YEAR

The conciliation between the holding company and consolidated loss for the year is as follows:

	Holding Company
	12.31.04	12.31.03

Holding company loss	(30,270)	(41,726)
Gifts of equipment in subsidiaries	(3,971)	(936)
Consolidated loss	(34,241)	(42,662)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.